Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $3,592,000 Leveraged Buffered Basket-Linked Notes due 2019

This pricing supplement addendum relates to $1,482,000 principal amount of notes, which we call the “upsize notes,” which are being initially offered on the date of this pricing supplement addendum.  $2,110,000 principal amount of the notes, which we call the “original notes,” were initially offered on July 23, 2014, as described in the accompanying pricing supplement no. 3027 dated July 23, 2014.  The original notes and the upsize notes have identical terms and conditions and have the same CUSIP (38147QDG8) and ISIN (US38147QDG82) numbers. In this pricing supplement addendum, the term “notes” means, collectively, the upsize notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement no. 3027 dated July 23, 2014, the accompanying prospectus supplement dated September 19, 2011, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated September 23, 2013 and the accompanying product supplement no. 1626 dated August 24, 2012.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-11 of the accompanying pricing supplement no. 3027.  You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying pricing supplement no. 3027 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the upsize notes were set on the trade date for the upsize notes (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $955 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will use for account statements and otherwise exceeds the estimated value of your notes as determined by reference to these models as described on the cover of pricing supplement no. 3027.

Original issue date:	July 30, 2014	Original issue price:	100.00% of the face amount of the upsize notes
Underwriting discount:	1.27% of the face amount of the upsize notes	Net proceeds to the issuer:	98.73% of the face amount of the upsize notes

We may decide to sell more notes after the date the upsize notes were traded (July 28, 2014) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 3027 Addendum dated July 28, 2014

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus in connection with offers and sales of the notes in market-making transactions.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  The prospectus includes this pricing supplement addendum and the accompanying documents listed below. This pricing supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Pricing supplement no. 3027 dated June 23, 2014

•                  Product supplement no. 1626 dated August 24, 2012

•                  General terms supplement dated September 23, 2013

•                  Prospectus supplement dated September 19, 2011

•                  Prospectus dated September 19, 2011

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Basket and the Basket Underliers

The Basket

The basket is comprised of two basket underliers with the following initial weights within the basket:  the MSCI EAFE Index (60.00%) and the iShares® MSCI Emerging Markets ETF (40.00%).

The MSCI EAFE Index

The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

MSCI EAFE Index

Index Stock Weighting by Country

as of July 14, 2014

Country	Percentage (%)*

Australia	7.90%
Austria	0.25%
Belgium	1.21%
Denmark	1.49%
Finland	0.85%
France	9.97%
Germany	9.25%
Hong Kong	2.86%
Ireland	0.30%
Israel	0.54%
Italy	2.54%
Japan	20.34%
Netherlands	2.63%
New Zealand	0.14%
Norway	0.86%
Portugal	0.20%
Singapore	1.46%
Spain	3.59%
Sweden	3.02%
Switzerland	9.06%
United Kingdom	21.54%

*Information provided by MSCI. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index

Index Stock Weighting by Sector

as of July 14, 2014

Sector**	Percentage (%)*
Consumer Discretionary	11.77%
Consumer Staples	11.17%
Energy	7.15%
Financials	25.31%
Health Care	10.59%
Industrials	12.62%
Information Technology	4.46%
Materials	8.18%
Telecommunication Services	4.90%
Utilities	3.84%

*Information provided by MSCI.  Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the basket underlier sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the basket underlier found in the accompanying general terms supplement.  For more details about the basket underlier, the basket underlier sponsor and license agreement between the basket underlier sponsor and the issuer, see “The Underliers — MSCI Indices” on page S-40 of the accompanying general terms supplement.

The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such securities. No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the securities without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI. The general terms supplement contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related securities.

The iShares® MSCI Emerging Markets ETF

The shares of the iShares® MSCI Emerging Markets ETF are issued by iShares, Inc., a registered investment company. The iShares® MSCI Emerging Markets ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index.  The iShares® MSCI Emerging Markets ETF trades on the NYSE Arca under the ticker symbol “EEM”.  BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares® MSCI Emerging Markets ETF.

The following tables display the top holdings and weighting by sector and country of the basket underlier.  This information has been obtained from the iShares website without independent verification.

iShares® MSCI Emerging Markets ETF Stock Weighting by Country as of June 24, 2014*

Country:	Percentage (%)**
Brazil	10.98%
Chile	1.52%
China	18.00%
Colombia	1.04%
Czech Republic	0.25%
Egypt	0.16%
Greece	0.78%
Hungary	0.23%
India	6.79%
Indonesia	2.42%
Korea, Republic Of	15.38%
Malaysia	3.90%
Mexico	5.09%
Peru	0.44%
Philippines	0.95%
Poland	1.67%
Qatar	0.45%
Russian Federation	5.58%
South Africa	7.51%
Taiwan, Province Of China	11.85%
Thailand	2.17%
Turkey	1.69%
United Arab Emirates	0.49%
Other	0.66%

iShares® MSCI Emerging Markets ETF Stock Weighting by Sector as of June 24, 2014*

Sector	Percentage (%)**
Consumer Discretionary	8.89%
Consumer Staples	8.21%
Energy	10.93%
Financials	26.85%
Health Care	1.74%
Industrials	6.40%
Information Technology	16.99%
Materials	8.79%
Telecommunication Services	6.93%
Utilities	3.56%
Other	0.66%

iShares® MSCI Emerging Markets ETF Top Ten Constituents as of June 24, 2014*

Name	Percentage (%)
SAMSUNG ELECTRONICS CO LTD	3.55%
TAIWAN SEMICONDUCTOR MANUFAC	2.48%
TENCENT HOLDINGS LTD	1.87%
CHINA MOBILE LTD	1.41%
GAZPROM OAO	1.31%
CHINA CONSTRUCTION BANK-H	1.31%
NASPERS LTD-N SHS	1.13%
IND & COMM BK OF CHINA-H	1.13%
ITAU UNIBANCO HOLDING S-PREF	1.02%
HON HAI PRECISION INDUSTRY CO. LTD	0.89%
Total	16.10%

*A list of constituent stocks can be found at  http://us.iShares.com/product_info/fund/overview/EEM.htm

**Percentages may not sum to 100% due to rounding.

The above information supplements the description of the basket underlier found in the accompanying general terms supplement. This information was derived from information prepared by the basket underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the basket underlier sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the basket underlier, the basket underlier sponsor and license agreement between the basket underlier sponsor and the issuer, see “The Underliers — The iShares® MSCI Emerging Markets ETF” on page S-78 of the accompanying general terms supplement.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”).  The securities are not sponsored, endorsed, sold, or promoted by BITC.  BITC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The MSCI Indexes are the exclusive property of MSCI Inc. (“MSCI”).  The securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such securities.

Historical Closing Levels of the Basket Underliers

The following information supplements the information provided in the accompanying pricing supplement no. 3027 dated July 23, 2014.  The respective closing level of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of any of the basket underliers during the period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

The graphs below show the daily historical closing levels of the MSCI EAFE Index and the iShares® MSCI Emerging Markets ETF from July 28, 2004 through July 28, 2014. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Basket Levels

The following graph is based on the basket closing level for the period from July 28, 2004 through July 28, 2014 assuming that the basket closing level was 100 on July 28, 2004.  We derived the basket closing levels based on the method to calculate the basket closing level as described in the accompanying pricing supplement no. 3027 and on actual closing levels of the relevant basket underliers on the relevant date.  The basket closing level has been normalized such that its hypothetical level on July 28, 2004 was 100.  As noted in the accompanying pricing supplement no. 3027, the initial basket level was set at 100 on July 23, 2014.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers.

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1626. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the upsize notes, excluding underwriting discounts and commissions, will be approximately $5,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the upsize notes specified on the front cover of this pricing supplement addendum.  Goldman, Sachs & Co. proposes initially to offer the upsize notes to the public at the original issue price set forth on the cover page of this pricing supplement addendum, and to certain securities dealers at such price less a concession not in excess of 0.92% of the face amount. Goldman, Sachs & Co. may pay a fee equal to all or substantially all of the concession to CAIS Capital, LLC in connection with its marketing efforts related to the offered notes.

We will deliver the upsize notes against payment therefor in New York, New York on July 30, 2014, which is the second scheduled business day following the date of this pricing supplement addendum and of the pricing of the upsize notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the upsize notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such upsize notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.